Dean Witter Spectrum Series
Monthly Report
June 1997

Dear Limited Partner:

The Net Asset Value per unit for each of the three Dean Witter Spectrum Funds as of June 30, 1997 was as follows:

Funds               N.A.V.         % change for month
Spectrum Balanced   $12.53               3.65%
Spectrum Strategic  $11.50              -1.62%
Spectrum Technical  $13.18                          .66%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, gains were recorded during June in the stock and bond portions of the balanced portfolio, as U.S. stock and bond prices continue to move higher. In the managed futures portion of the portfolio, gains were recorded from long Australian bond futures as prices increased during the month. Gains were also recorded from long Japanese yen positions as the value of the yen moved higher versus the U.S. dollar and other major currencies during the month. Smaller gains were recorded from short positions in soybean oil and corn futures as prices in these markets moved lower during the month. A portion of the Fund's gains was offset by losses recorded in the energy markets from trading crude oil and natural gas futures, as oil and gas prices continued to move in a short-term volatile pattern.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were posted for the month from long positions in soybean products as prices moved lower during the month. Additional losses were recorded in Japanese bond futures as prices moved in a choppy pattern. In the metals markets, losses were recorded from long copper futures positions as copper prices moved lower late in the month after increased during the past several months. In the currency markets, losses were recorded from trading the Swiss franc and German mark as the value of these currencies moved in a choppy pattern. Gains recorded from long positions in the Japanese yen, as the value of the yen moved higher relative to the U.S. dollar, offset a portion of these currency losses. Gains recorded in the soft commodities markets from previously established long positions in cocoa futures also helped to offset losses elsewhere. Smaller gains were recorded from trading crude oil and heating oil futures.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, gains were recorded during June from long Australian and U.S. interest rate futures as prices in these markets trended higher. In global stock index futures, gains were recorded from long positions as global equity prices continued to trend higher. In currency trading, gains were recorded from long positions in the Japanese yen as the value of the yen moved higher versus the U.S. dollar during the month. In metals, gains recorded from short gold futures positions, as precious metals prices moved lower, offset losses recorded from long copper futures positions, as prices moved lower late in the month. Smaller gains were recorded from short corn and soybean oil futures positions as prices in these markets moved lower during the month. A portion of the Fund's gains was offset by losses recorded from previously established long coffee futures positions as coffee prices reversed sharply lower after trending higher in previous months.

I would also like to take this opportunity to inform Limited Partners that effective August 1, 1997, the flat-rate brokerage fee for each of the Funds in the Spectrum Series will be reduced by .60% per annum. For Spectrum Strategic Fund and Spectrum Technical Fund, the brokerage fee will be reduced from 8.25% per annum to 7.65% per annum, and for Spectrum Balanced Fund, the brokerage fee will be reduced from 5.50% per annum to 4.90% per annum.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner




Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE
RESULTS.
Funds                    Year                Return
Spectrum Balanced
                    1994 (2 months)                -1.7%
                    1995                 22.8%
                    1996                 -3.7%
                    1997 (6 months)                 7.7%

               Inception-to-Date Return:           25.3
               Annualized Return:         8.8%
___________________________________________________________________________
_____________________________

Spectrum Strategic
                    1994 (2 months)                 0.1%
                    1995                 10.5%
                    1996                 -3.5%
                    1997 (6 months)                 7.8%

               Inception-to-Date Return:           15.09%
               Annualized Return:            5.4%
___________________________________________________________________________
_____________________________

Spectrum Technical
                    1994 (2 months)                -2.2%
                    1995                 17.6%
                    1996                 18.4%
                    1997 (6 months)                 -3.2%

               Inception-to-Date Return:           31.8%
               Annualized Return:        10.9%

Statements of Operations
For the Month Ended June 30, 1997
(Unaudited)
                                        Dean Witter Spectrum
Balanced

                                        Percent of
                                        June 1, 1997
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                      498,967                2.47
  Net change in unrealized      260,655      1.29

  Total Trading Results         759,622      3.76
Interest Income (DWR)            91,121      0.45

  Total Revenues                850,743      4.21

EXPENSES
Brokerage commissions            92,469      0.46
Management fees                  21,016      0.10

  Total Expenses                113,485      0.56

NET INCOME (LOSS)               737,258      3.65



Statements of Changes in Net Asset Value
For the Month Ended June 30, 1997
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per Unit
                                           $          $
Net Asset Value,
 June 1, 1997          1,669,173.916    20,174,967    12.09
Net Income (Loss)                  -       737,258     0.44
Redemptions              (31,229.197)     (391,302)   12.53
Subscriptions             49,107.347       615,315    12.53

Net Asset Value,
  June 30, 1997         1,687,052.066   21,136,238   12.53





The accompanying notes are an integral part of these financial statements.









      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                     Percent of
Percent of
                     June 1, 1997
June 1, 1997
                     Beginning
Beginning
       Amount        Net Asset Value    Amount    Net Asset
Value
           $               %               $             %

     (2,365,954)    (4.16)             2,783,600        1.99
      1,826,257      3.21               (912,342)   (0.65)

       (539,697)    (0.95)             1,871,258     1.34
        197,054      0.35                484,622     0.34

       (342,643)    (0.60)             2,355,880     1.68

        391,144      0.69                961,658     0.69
        189,646      0.33                466,258     0.33

        580,790      1.02              1,427,916     1.02

       (923,433)    (1.62)               927,964     0.66






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per Unit
                 $          $                         $            $
4,866,533.857  56,893,698  11.69  10,684,599.257  139,877,455     13.09
            -    (923,433) (0.19)              -      927,964      0.09
  (89,592.702) (1,030,316) 11.50    (157,139.183)  (2,071,094)    13.18
  150,914.300   1,735,514  11.50     392,164.325    5,168,726     13.18

4,927,855.455  56,675,463  11.50  10,919,624.399 143,903,051     13.18





Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 11/24 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 33/48 of 1% of the Net
Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


 .

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:


Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.


Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty,

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)


fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.